Exhibit 99.1

SL Science Holding Limited Submits Orphan Drug Designation Request to the U.S. FDA for GDT Cell Therapy Targeting Glioblastoma

Taipei, TAIWAN, July 10, 2026 (GLOBE NEWSWIRE) -- SL Science Holding Limited (“SL Science” or the “Company”) (Nasdaq: SLBT), a Taiwan-headquartered biomedical company specializing in developing innovative cellular and gene therapies, today announced that the Company has submitted an Orphan Drug Designation (ODD) request to the U.S. Food and Drug Administration (FDA) for its Gamma Delta T (GDT) cell therapy product, Vdelta2+ Gamma Delta T Cells, for the treatment of glioblastoma multiforme (GBM). The FDA's Office of Orphan Products Development (OOPD) has formally acknowledged receipt of the request and is proceeding with review on additional files about the product

The research team of JY BioMed (“JY BioMed”), licensor of the Company’s GDT cell therapy technology will present at the 20th World Congress of Basic and Clinical Pharmacology (WCP 2026) held at July 12-17, 2026 in Melbourne, Australia. JY BioMed will present the Company’s GBM treatment asset themed by “Intracranial γδ T Cell Therapy Eliminates Glioblastoma in Preclinical Models”. Representatives from SL Science will also be present at the event. WCP is among the most influential international pharmacology congresses in the world, convening leading researchers and clinical scientists from across the globe. Presenting at the event reflects the growing international recognition of GDT cell therapy as a serious candidate in solid tumor oncology.

Designation Details

The ODD request was submitted pursuant to Section 526 of the Federal Food, Drug, and Cosmetic Act (21 U.S.C. 360bb).

Product: Vdelta2+ Gamma Delta T Cells

Disease / Condition: Glioblastoma Multiforme (GBM)

Designation Request Number: DRU-2026-11528

Date of Receipt: March 30, 2026

The GDT Platform: A Differentiated Mechanism

SL Science's GDT cell therapy platform offers a distinct immunological mechanism. Unlike conventional T cell therapies, GDT cells recognize and target tumor cells independent of major histocompatibility complex (MHC) presentation, enabling direct cancer cell engagement and overcoming the key challenges of tumor heterogeneity and immune evasion in solid tumors.

The GDT technology is licensed from JY BioMed, the intellectual property holder of the GDT platform. The submission of the ODD request for GDT cell therapy product for the treatment of GBM marks an important regulatory milestone in advancing GDT cell therapy toward clinical development in brain cancer.

Addressing a Critical Unmet Medical Need

Glioblastoma multiforme is among the most aggressive and lethal forms of primary brain cancer. Under current standard of care, median survival is around 15 months, and patients may face severely limited effective treatment options, representing one of the largest unmet medical needs in oncology.

ODD is granted by the FDA to therapies targeting diseases affecting fewer than 200,000 patients in the United States annually. ODD formally recognizes the unmet medical need and may provide regulatory support, including potential access to accelerated review pathways and related policy incentives, to help bring innovative therapies to patients more efficiently.

“Submitting the ODD is a critical step forward in our strategy to accelerate the clinical development of our GDT cell platform," said Mr. William Wang, Chairman and Chief Executive Officer of SL Science. “Glioblastoma is a devastating disease with a median survival rate of around15 months, representing a significant unmet medical need and commercial opportunity. By leveraging our platform's unique ability to bypass the defenses solid tumors use to evade standard therapies, we believe this product candidate has the potential to redefine the immuno-oncology landscape and deliver meaningful value to both patients and our shareholders."

About SL Science Holding Limited

SL Science Holding Limited is a biomedical company specializing in developing innovative cellular and gene therapies. Established with a commitment to advancing regenerative medicine and cancer treatment, the Company hopes to utilize immune cell technologies to target cancer, thus potentially offering expansive medical applications for its products. With proprietary technologies such as Gamma Delta T cells targeting solid tumor indications including pancreatic and brain cancers, SL Science aims to create cellular therapies that we believe have the potential to revolutionize the cell therapy and immuno-oncology sector within the broader biopharmaceutical industry. For more information, please visit the Company's website at: https://www.slbtgroup.com/ and follow SLBT on X, LinkedIn, FB, IG and Threads.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the business of SL Science. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: the ability to successfully implement the Company’s business plans and clinical trials; the ability to obtain and maintain necessary regulatory approvals for its product candidates; the potential for its regenerative medicine products to reach commercialization; and the ability to recognize the anticipated benefits of the business combination. The Company assumes no obligation to update these forward-looking statements, except as required by applicable law.

Contact Details:

SL Science Holding Limited

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Email: ir@slbtgroup.com

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